Exhibit 99.1

26 May 2026

Upcoming Special Meeting of Shareholders

Dear Shareholder,

Gelteq Limited (the Company) advises that a Special Meeting will be held on Friday 19 June 2026 at 2:30pm (AEST) at G.60, 22 Alliance Lane, Clayton, Victoria, 3800, Australia, and online via an electronic meeting platform accessible using the meeting access details set out in this Notice and via the website www.proxyvote.com, together with any adjournment or postponement thereof (Meeting).

NOTICE OF MEETING AND EXPLANATORY STATEMENT

This Notice of Meeting and Explanatory Statement (Notice) is available online and can be viewed and downloaded by the shareholders of the Company (Shareholders) from www.proxyvote.com.

In accordance with sections 110C-110K of the Corporations Act 2001 (Cth) (as inserted by the Treasury Laws Amendment (2021 Measures No.1) Act 2021 (Cth), Shareholders will not be sent a hard copy of the Notice or Proxy Form unless Shareholders have already notified the Company that they wish to receive documents such as the Notice and Proxy Form in hard copy.

This Notice is furnished to assist shareholders in considering the business to be conducted at the Meeting. Shareholders should read this Notice of Meeting and Explanatory Statement carefully and in its entirety before deciding how to vote on Resolution 1.

VOTING BY PROXY

Online proxy lodgement Scan the QR code on the enclosed proxy card using your smartphone, or visit the online proxy lodgement website www.proxyvote.com.	Lodge the Proxy Form online at www.proxyvote.com by following the instructions below and on the enclosed proxy card. Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.proxyvote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below / on the enclosed proxy card) in the subject line. Unless requested, you will not otherwise receive a paper copy.

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The Company strongly encourages Shareholders to lodge a directed proxy form prior to the Meeting.

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend, participate and vote at the Meeting on the Shareholder's behalf. A proxy need not be a Shareholder of the Company. A Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If 2 proxies are appointed and the appointment does not specify the proportion or number of the Shareholder's votes each proxy may exercise, each proxy may exercise one-half of the votes.

Shareholder queries in relation to the Meeting

Shareholders can contact the CEO, Nathan Givoni, with any questions prior to the meeting via email at info@gelteq.com.au.

In the event it is necessary or appropriate for the Company to make alternative arrangements for the Meeting, or to update online access or participation details for the Meeting, information will be provided to Shareholders via the website www.proxyvote.com.

Kind Regards,

Gelteq Limited

Gelteq Ltd | ACN: 31 619 501 254 | W: www.gelteq.com	Page 2 of 7

GELTEQ LIMITED

ACN: 619 501 254

NOTICE OF SPECIAL MEETING

Notice is given that the Meeting will be held in person and online as follows:

TIME:	2:30pm AEST

DATE:	Friday 19 June 2026

PLACE:	G.60, 22 Alliance Lane, Clayton, Victoria, 3800

ONLINE (VIA ZOOM):  https://zoom.us/meeting/register/YP-vSf49Q8yfS9oQxxgx6A

The business of the Meeting affects your shareholding and your vote is important.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered Shareholders after the market closes on 15 May 2026.

BUSINESS OF THE MEETING

Explanatory Information

Approval of Issue of Shares on Conversion of Convertible Notes for Nasdaq Listing Rule 5635(d) and Board Approval Purposes

General Information

The Company has entered into, and issued, a debt financing arrangement (Financing) involving convertible notes (Notes) to an unrelated institutional investor (Noteholder) approved by the Directors on 7 May 2026 (Closing Date), as detailed in the Report on Form 6-K filed with the U.S. Securities and Exchange Commission (SEC) on 26 May 2026. Resolution 1 seeks shareholder approval to issue shares upon redemption or conversion of the Notes, including above the 19.99% limit as provided for in Nasdaq Listing Rule 5635(d). The Company expects to use the proceeds from the Financing to support its strategic initiatives, including:

●	accelerating commercialisation activities;

●	supporting clinical trial and regulatory programs;

●	scaling operational capabilities;

●	supporting existing and future revenue opportunities; and

●	strengthening the Company’s working capital and financial flexibility.

The Directors believe the financing and the transactions contemplated by the Notes will assist the Company in continuing to execute its growth and commercialisation strategy.

The Notes may convert into fully paid ordinary shares in the Company (Shares) in accordance with their terms as outlined in the Report on Form 6-K as filed with the SEC on 26 May 2026. Shares may become issuable under or in connection with the Notes in respect of all amounts payable or convertible under the Notes, including principal, accrued interest, default interest, capitalised interest, fees, costs and any premium payable under the Notes, in each case to the extent permitted by the terms of the Notes. The conversion provisions include pricing mechanisms such as discounts, valuation caps, formulas or other adjustment mechanisms that determine the number of Shares to be issued upon conversion or otherwise in satisfaction of amounts owing under the Notes which can be found in detail in the Report on Form 6-K as filed with the SEC on 26 May 2026.

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The Noteholder is not a related party of the Company for the purposes of Chapter 2E of the Corporations Act and, so far as the Directors are aware, is otherwise unrelated to the Company, its Directors and its substantial shareholders. So far as the Directors are aware, the Noteholder has no associates for the purposes of Chapter 6 of the Corporations Act other than its affiliates, if any, whose interests are required to be aggregated with the Noteholder under the terms of the Notes or applicable law.

A summary of the material terms of the Notes is as follows: the Notes constitute debt obligations of the Company, have a principal amount and maturity, bear interest and may include default interest, fees, costs, premiums and other amounts payable in accordance with their terms, may be converted into Shares in accordance with their terms, and may also give rise to the issue of Shares in connection with amounts payable or convertible under the Notes, including principal, accrued interest, default interest, capitalised interest, fees, costs and premiums. The number of Shares issuable will depend on the operation of the conversion formula and other terms of the Notes at the relevant time, including any applicable discount, valuation cap, formula, adjustment or other pricing mechanism, and may be affected by customary anti-dilution or other adjustment provisions, events of default, prepayment, waiver or amendment provisions and any contractual beneficial ownership limitation contained in the Notes. Depending on how those terms operate over time, the issue of Shares under or in connection with the Notes may have a material dilutive effect on existing shareholders and may affect the Company’s control profile.

Purpose of the Proposal

The purpose of Resolution 1 is to obtain shareholder approval for the purposes of Nasdaq Listing Rule 5635(d) and all other applicable purposes, including approval for:

●	the Company’s entry into, issue of and performance of the Notes;

●	the issuance of Shares under or in connection with the Notes in excess of 19.99% of the shares outstanding, measured on the date the Company and the Noteholder entered into definitive transaction documents.

Effect of the Proposal

If Resolution 1 is passed:

●	The Company will have obtained the shareholder approval required by Nasdaq Listing Rule 5635(d) and as a result will be permitted to issue Shares up to and exceeding 19.99% of the Company’s outstanding shares, measured as of the date of execution of the definitive documents, pursuant to or in connection with the Notes; and

●	the Directors will be authorised to allot and issue those Shares without further shareholder approval.

If Resolution 1 is not passed, the Company may be unable to proceed with the second closing of the Notes pursuant to purchase agreement entered into in connection with Notes.

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Shares Issuable Under or in Connection with the Notes

The number of Shares that may be issued under or in connection with the Notes cannot be determined with certainty at the date of this Notice because it will depend on the terms of the Notes, including where:

●	the operation of the conversion provisions in the Notes;

●	the applicable discount, valuation cap or pricing mechanism applies;

●	the amount of Notes converted and any amounts payable or convertible under the Notes, including principal, accrued interest, default interest, capitalised interest, fees, costs and premiums; and

●	the Company’s capital structure at the time of conversion or issue.

By way of illustration only, assuming:

●	both convertible notes remain outstanding until maturity with no limited conversions;

●	all amounts payable under the notes, including principal, original issue discount, fees and accrued interest, are satisfied through the issue of Shares;

●	the applicable conversion price is the floor price of US$0.50 per Share throughout the term of the notes; and

●	no penalties, default interest or additional adjustment amounts become payable, the maximum theoretical number of Shares that could be issued under or in connection with the Notes would be approximately 8,908,548 Shares. This figure is illustrative only and the actual number of Shares issued may be materially lower or higher depending on the operation of the terms of the Notes, including the timing and amount of conversions, accrued amounts payable under the Notes, the applicable conversion price at the relevant time, and changes to the Company’s capital structure.

The Notes contain a contractual beneficial ownership limitation which restricts the Noteholder, together with its affiliates and any associates whose interests are required to be aggregated under the Notes or applicable law, from beneficially owning more than 9.99% of the Company’s issued and outstanding Shares at any given time.

Accordingly, the Noteholder is contractually restricted from converting the Notes to the extent that such conversion would result in the Noteholder and the persons referred to in that limitation beneficially owning more than 9.99% of the Company’s issued and outstanding Shares at the relevant time.

On that basis, and taking into account assumptions currently considered reasonable by the Directors regarding the operation of the Notes and the Company’s capital structure, the maximum voting power that may result from Shares issued under or in connection with the Notes is disclosed as 9.99% of the voting power in the Company.

The disclosure above is based on the contractual beneficial ownership limitation in the Notes. The actual number of Shares issued and the extent of dilution to existing shareholders may differ depending on circumstances existing at the relevant time, including changes to the Company’s issued share capital prior to conversion or issue. By way of illustration only, the higher the amount outstanding under the Notes and the lower the applicable conversion price, the greater the number of Shares that may be issued and the greater the potential dilution to existing shareholders. That dilution may be material and may occur progressively over time. However, the voting power of the Noteholder following conversion or issue remains subject to the 9.99% cap described above.

The foregoing summary of the Financing and Note are not complete and are subject to, and are qualified in their entirety by reference to, the full text of the forms of such documents, which are filed as exhibits to the Report on Form 6-K as filed with the SEC on 26 May 2026.

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Shareholders should note that shareholder approval of Resolution 1 does not displace the Directors' duties to act in good faith in the best interests of the Company and for a proper purpose, or other duties owed under the Corporations Act and applicable general law. In addition, while the Directors who are justified in doing so consider the Notes and the transactions contemplated by them to be in the best interests of the Company, there remains residual risk that the conversion or other share issuance mechanics could operate in a manner that has a material dilutive effect on existing shareholders or affects control of the Company in a way that some shareholders may regard as unfairly prejudicial. Any Director with a material personal interest in the subject matter of Resolution 1 must deal with that interest in accordance with the Corporations Act and the Company’s governance requirements. The Directors consider that the disclosures in this Notice assist shareholders to assess those risks.

Board Recommendation

The Board, other than any Director who is not justified in making a recommendation because of a material personal interest or other conflict, unanimously recommends that shareholders vote in favour of Resolution 1.

Each Director who is entitled to do so intends to vote all Shares under their control in favour of Resolution 1.

Voting Information

Voting entitlement is determined by reference to the register of Shareholders after the market closed on 15 May 2026. A proxy appointment and the Proxy Form must be received by the Company or its Proxy Service Provider no later than 2pm AEST on 17 June 2026, being at least 48 hours before the commencement of the Meeting (or any adjournment or postponement of the Meeting), unless the Corporations Act or applicable law permits otherwise. A Shareholder entitled to attend and vote at the Meeting may appoint a proxy to attend, participate and vote on that Shareholder’s behalf.

Voting will be by poll based on share numbers. Shareholders may participate in the Meeting online by entering the online meeting platform Zoom using the meeting link as detailed above or as updated on the website www.proxyvote.com. Shareholders participating online will be able to listen to the Meeting, and, where available through the online meeting platform, vote in real time during the Meeting. If online voting during the Meeting is not available or if a Shareholder does not wish to vote online during the Meeting, the Company strongly encourages Shareholders to submit a directed proxy before the proxy deadline. Online proxy lodgement is available at www.proxyvote.com, and any QR code, URL or other electronic voting instructions are included with the Proxy Form or in this shareholder communication may also be used to appoint a proxy and submit voting instructions. If you wish to attend the meeting online via Zoom, please use the Zoom link above and register your details to attend the meeting virtually. Access instructions will be generated and sent to the email address provided during registration. Only registered shareholders will be granted access to attend the meeting.

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Agenda

Resolution 1 – Approval of Issue of Shares Under and in Connection with Convertible Notes for Nasdaq Listing Rule 5635(d) and Board Approval Purposes

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, for the purposes of Nasdaq Listing Rule 5635(d), the Company’s constitution and for all other purposes, shareholders approve:

a)	the Company entering into, issuing and performing any convertible notes (Notes) on the terms and conditions approved by the Directors; and

b)	the issuance of fully paid ordinary shares in the Company (Shares) under or in connection with the Notes in excess of 19.99% of the shares outstanding, measured on the date the Company and investor entered into definitive transaction documents; including upon conversion of the Notes and otherwise in satisfaction of amounts payable or convertible under the Notes, including principal, accrued interest, default interest, capitalised interest, fees, costs and any premium payable under the Notes, in each case in accordance with the terms of the Notes, including where:

i.	the number of Shares is not fixed at the date of issue of the Notes; and

ii.	the number of Shares is determined by reference to a formula, discount, valuation cap or other mechanism specified in the Notes; and

c)	the issue and allotment of Shares to the holder or holders of the Notes under or in connection with the Notes in accordance with their terms; and

d)	the Directors being authorised to issue and allot Shares under or in connection with the Notes without further shareholder approval and to do all things necessary or desirable to give effect to the Notes and the issue of those Shares; and

e)	for the purposes of Nasdaq Listing Rule 5635(d), the issue of Shares under or in connection with the Notes in excess of 19.99% of the Company’s outstanding share capital.

Shareholders acknowledge that:

a)	the number of Shares issued under or in connection with the Notes may vary depending on the operation of the terms of the Notes; and

b)	the Notice of Meeting and Explanatory Statement discloses that the voting power of the Noteholder resulting from Shares issued under or in connection with the Notes is subject to the contractual beneficial ownership limitation of 9.99% described in the Notes, even if no exact number of Shares is specified in this Resolution.

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